GPS industries
Suite 214
5500 152nd Street,
Surrey, BC V35 5j9
toll free: 888.MOREGPS
fax: 604.576.7460
www.gpsindustries.com

October 21, 2005
                                                                 VIA FAX & EDGAR

Paul Monsour
Staff Accountant
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Monsour:

Re:      GPS Industries, Inc. ("GPSI")
         Form 10-K For The Fiscal Year Ended December 31, 2004
         Filed April 18, 2005

         Form 10-Q for the quarters ended March 31 and June 30, 2005 File No. 0-30104


Dear Mr. Monsour:

We have received your letter dated October 3 and your comments therein, together with our responses are noted below for your review:

Annual Report filed on form 10-KSB for the year ended December 31, 2004

Note2 - Acquisitions, pages F-6 - F-8

1. We note your response to our previous comments 1 and 5. Addressing EITF 98-3, tell us in detail how you concluded that your acquisition was that of a business and not an asset. In this regard, we note in your response that the only asset of real value acquired was US Patent No. 5,364,093. We also note that Optimal was a small private company which had limited license revenue from three patent licenses.

We have reviewed our accounting treatment of the acquisition of Optimal, with particular reference to EITF 98-3. We could not find an illustrative example in EITF 98-3 which exactly matched the circumstances of our acquisition of Optimal, however we feel that the principles outlined in paragraph 6 f. "Outputs" address some of the issues which arise from that acquisition.

In particular, a paragraph in this section of EITF 98-3 states that under a `de minimis' rule if all, or substantially all, the fair value of a transferred set of assets is represented by a single tangible or identifiable intangible asset then the concentration of value in such single asset is an indicator that an asset rather than a business is being received.

This `de minimis' rule is exactly on point to our acquisition of Optimal. As you have noted the only asset of real value acquired was US Patent No. 5,364,093, which provided, and continues to provide, the sole source of revenue for Optimal.

After consideration of the above points, and after consultation with our auditors and legal counsel, we are therefore of the opinion that the acquisition of Optimal represented the acquisition of an asset rather than the acquisition of a business.


Periodic and current reporting on the form 8-K dated November 26, 2004

2. In conjunction with your response above, please give us an update and your reasoning for whether or not you have decided to file the financials of Optimal Golf Solutions, Inc. per the requirements of Item 310(b) of Regulation S-B.

Based upon our determination that the acquisition of Optimal represented the acquisition of an asset rather than a business, and after consultation with our auditors and legal counsel, we are of the opinion that the filing of financial statements for Optimal Golf Solutions, Inc. is not required under the provisions of Item 310(b) of Regulation S-B. Accordingly we do not propose to file such financials.

Finally, we confirm the following:

     1. GPSI is responsible for adequacy and accuracy of the disclosure in the filings;

     2. Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     3. GPSI may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     4. We acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

We look forward to working with you and your staff and cooperating fully to answer your questions and clarify any further issues you may have. Please feel free to call me at 604-576-7442 at any time to discuss these matters further.

Yours sincerely,



/s/ Michael Martin
--------------------
Michael Martin
Corporate Controller

cc. Robert C. Silzer, President & CEO